SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - IR 31/16

Creation of the Board of Governance, Risk and Compliance

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBovespa (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that today, at the 193th Extraordinary Shareholders' Meeting, the creation of the Board of Governance, Risk and Compliance was approved.

The creation of the new executive board was guided by the requirements introduced by Law 12,846/2013 (Anticorruption Law), regulated by Decree 8,420/2015 and the relevant norms on the governance, risk and compliance (GRC) issue, and has the goal of consolidating the GRC practices adopted by the Company.

In addition, the Board of Directors, at its 146th Extraordinary Meeting held today, elected Mr. Fabio Malina Losso for the position of Chief Governance, Risk and Compliance Officer.

Mr. Losso has a degree in Law from the Pontifícia Universidade Católica do Paraná - PUCPR (1999), a PhD in Civil Law from the Faculdade de Direito da Universidade de São Paulo - USP (2008) and a Post-Doctorate degree in Public Policy from the Harris School of Public Policy of the University of Chicago (2013). Founding member (since 2015) and Chairman (since 2014) of the Harris Council of the University of Chicago.

Throughout his career, Mr. Losso was the liquidator president of Banco de Desenvolvimento do Paraná S.A. -BADEP (2011-2013), founder and Board member of the Fundo Especial de Segurança Pública do Estado do Paraná - FUNESP (2012-2013), General Secretary of the Conselho Estadual de Trânsito do Estado do Paraná (2012-2013) and visiting professor at master and PhD courses at the University of Chicago, as well as graduate courses at Universidade Positivo, UniCuritiba and the Fundação Armando Alvares Penteado.

Copel maintains its commitment to strengthen its GRC practices, thus adopting measures to ensure that the risks are monitored and dealt with, as well as guaranteeing the compliance with the Law and the ethical conduct of the professionals who represent the Company.

Curitiba, December 22, 2016.

Luiz Eduardo da Veiga Sebastiani

Chief Finance and Investor Relations Officer

For more information, please contact the Investor Relations team: ri@copel.com or +55 41 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 22, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.